June 1, 2015

Montage Managers Trust
11300 Tomahawk Creek Parkway
Leawood, Kansas 66211

Re:	Subscription for the Purchase of Shares of Beneficial Interest of the Montage Managers Trust

Ladies and Gentlemen:

Tortoise Index Solutions (hereinafter, “we”) hereby subscribes to purchase shares of beneficial interest (the “Shares”) of the following series of Montage Managers Trust (the “Trust”) in the aggregate amount of $100,000 as the initial capital of the Trust, as follows:

Fund	Number of Shares	Price per Share	Aggregate Price
Tortoise North American Pipeline Fund	4,000	$25.00	$100,000

We will purchase the Shares in a private offering prior to the effective date of the Form N-1A registration statement filed by the Trust under the Securities Act of 1933 and the Investment Company Act of 1940. We will purchase the Shares for investment purposes and not with the intent of redeeming or reselling. We will purchase the Shares pursuant to Section 14 of the Investment Company Act of 1940 in order to provide the seed capital for the Trust prior to the commencement of the public offering of its Shares.

We consent to the filing of this letter as an exhibit to the Form N-1A registration statement of the Trust.

Montage Managers Trust
June 1, 2015

If you agree to these terms, please acknowledge your agreement and acceptance below.

Sincerely,

/s/ P. Bradley Adams
Name: P. Bradley Adams
Title: Board of Directors

Agreed and accepted as of June 1, 2015:

Montage Managers Trust

/s/ P. Bradley Adams
By: P. Bradley Adams
Title: Vice President